August 30, 2017

Mara L. Ranson

Assistant Director, Office of Consumer Products

Securities and Exchange Commission

Washington, D.C. 20549

Re:	MWF Global Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed July 24, 2017 File No. 333-219419

Dear Ms. Ranson;

In response to your letter dated August 16, 2017 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of MWF Global Inc. (the “Company”). Amendment No. 1 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s August 16, 2017 letter in italicized text immediately before our response.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Sections 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

Written communications will be the Prospectus only. There will be no other form of written communications presented to potential investors.

Risks Related to Our Company, page 7

2.	We note your disclosure that you will establish a separate bank account and all proceeds will be deposited into that account. We also note that your principal executive offices are located outside the United States and that your sole officer and director is currently a non-resident of the United States. In this regard, please provide disclosure here or elsewhere in your prospectus, if applicable regarding the risks associated with your bank account being located in a non-U.S. jurisdiction.

Response:

The Company’s bank account is located in the United States. The Company does not operate a bank account in the Philippines. Therefore we do not feel any additional disclosure in this section is required. We have amended disclosure to identify bank account will be in the United States.

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3.	As your operations initially will be in the Philippines, please describe any material impact of foreign currency fluctuations on your business.

Response:

All transactions, sales, product purchases and majority of the expenses of the Company are in United States dollars. The impact of foreign currency fluctuations on our business is minimal and therefore we feel additional disclosure is not required.

Dilution, page 16

4.	It appears if all the shares are offered are sold you would have net proceeds after offering expenses of $89,988. Further, we note your stockholders’ equity as of April 30, 2017 was $3,135. It appears your post offering net tangible book value would be $93,123. Please update all of your dilution calculations to be as of the latest balance sheet date.

Response:

We have revised our disclosure on page 16 of Dilution Table to reflect the latest balance sheet date.

5.	The multiple presentations of dilution should be in a comparable format such that a user can readily compare the potential dilution that would result from the various scenarios presented. In addition, the computation of dilution to new investors should be separate from the comparison of the public contribution under the proposed public offering and the effective cash contributions of officers, directors, promoters and affiliated persons. Please revise.

Response:

We have revised our presentation of Dilution Table on page 16 to correct formatting so a user can readily compare the potential dilution that would result from the various scenarios presented. We have also revised the disclosure to identify comparisons between public and existing shareholders within the Dilution Table.

Description of Business, page 21

6.	Please disclose, if known, the sources and availability of raw materials for producing your belts and the names of your principal suppliers. See Item 101(h)(4)(v). In this regard, we note your disclosure on page 25 that you have identified a supplier and on page 9 that you will rely on a minimal number of suppliers. Also, clarify whether you will produce or purchase the belts.

Response:

We have revised our disclosure in “Description of Business,” on page 21 to include the name of our supplier and also clarify that we are purchasing the belts not manufacturing them.

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Market Analysis, page 22

7.	Please supplement ally provide us with the basis for the following statements and similar statements throughout the prospectus, or revise to indicate that the statements are based upon management’s belief.

•	“[a]s the [water buffaloes’] horns grow they may cause the animal discomfort;

•	The sector your propose to enter is “growing rapidly”

•	“green industry practices not only enjoy favorable public sentiment the psychic income of a lower carbon footprint, but increased cost savings;”

•	Consumers are “more willing to help boutique manufacturers and support third world producers and are willing to pay higher prices when the consumer feels that a Company can provide these products.”

Response:

We have revised our disclosure in the “Market Analysis” section, on page 22 to clarify the statements.

Competition, page 22

8.	Please tell us how the competitors listed are comparable to you. In this regard, we note that at least one of them does not sell any goods.

Response:

We have revised our disclosure in the Competition section on page 22 to tell how the competitors listed are comparable to our Company and have deleted one of the competitors on the list of competitors’.

Statements of Operations, pages F-4 & F-12

9.	Please advise the amount of accounting fees that have been included in general and administrative for the periods ending January 31, 2017 and April 30, 2017. Please describe the services and the periods to which they relate to. Please also tell us that amount of accounting fees that you estimate to incur as a result of the offering that are included on page 32. Finally, please advise whether the estimate of accounting fees include any fees incurred through the most practical date.

Response:

The amount of accounting fees that have been included in general and administrative for the period ending January 31, 2017 was nil and for the period ended April 30, 2017 was $5,000. The $5,000 relates to the year ended audited financials as of January 31, 2017. Including the $5,000 incurred as of April 30, 2017 we estimate an additional $3,000 will be incurred in accounting expenses as a result of this offering. We believe our estimate of $8,000 in accounting fees as on page 32 are correct and valid.

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Note 1 – Nature of Operations and Basis of Presentation, pages F-7 and F-14

10.	We note your auditors provided a going concern paragraph in their report of page F-2. We also note that you included going concern disclosure in your audited and unaudited interim financial statements. Please note that management has a disclosure obligation under ASC 205-40-50-13 to affirmatively state whether there is substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued considering management’s plans. If substantial doubt is not alleviated, then the disclosure requirements of ASC 205-40-12a-c should be provided. Please revise or advise.

Response:

We amended our going concern paragraph to comply with disclosure obligation on pages F-7 and F-14 under ASC 205-40-50-13.

Income taxes, pages F-8 and F-15

11.	Please explain what is meant by “substantially enacted tax rates” and how your policy complies with US GAAP.

Response:

When tax rate changes and are considered “substantially enacted” the effect of the change in corporate income tax rate is reflected in the period in which the changes are “substantially enacted”. Under U.S GAAP, tax law and rate changes are recognized in the period that includes the date that the changes were enacted. We believe that the Company’s policy regarding Income tax rates is fully compliant with US GAAP.

Note 5 – Income taxes, page F-9

12.	You state that you have provided a full valuation allowance against your deferred tax asset balance although the line item entitled “valuation allowance: shows a value of $(4). Please revise your discussion or the amount of valuation allowance to be consistent with each other.

Response:

We have amended and corrected our disclosure on Income taxes, page F-9

Management Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 25

13.	The meaning of your last sentence in the first paragraph under the caption is unclear. Please review and clarify this sentence in light of the narrative and which precedes it. Additionally, please disclose here, or in an appropriate place in your filing what would occur if you sell less than 25% of the shares in your offering, and no additional funding is secured ether through Mr. Mejia or other investors. In this regard, we note your stated objective on pare 26 to maintain your filing and reporting obligations.

Response:

We have revised our disclosure in “Plan of Operations” section on page 25, to clarify what would occur if the Company sells less than 25% of the shares in our Offering and Mr. Mejia does not provide any additional funding.

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14.	Please clarify the state of the development of your website and your social media presence, including whether consumers will be able to purchase products through your website and whether you are still in the process of purchasing a domain name.

Response:

We have revised our disclosure in “Plan of Operations” to state the development of our website, domain name, and Social media presence and whether consumers can purchase production through our website.

We trust our responses meet with your approval.

Sincerely,

/s/ William Dumo Mejia

President

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